December 22, 2005

Mail Stop 6010


H. Arthur Davis
President
Golden Valley Development, Inc.
1200 Truxton Avenue #130
Bakersfield, VA 93301

Re:	Golden Valley Development, Inc.
	Registration Statement on Form 10-SB
      Filed November 29, 2005
	File No. 0-51637

Dear Mr. Davis:

      We have the following comments to your filing. Please file an amendment by January 17, 2005 to comply with our comments. If you cannot amend the filing by that time, you should consider withdrawing the filing before it becomes effective by operation of law. You could then refile when you are able to respond to the comments. Please note that you should file the request for withdrawal by January 26, 2005.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB

1. Please provide a complete facing page to this registration statement with all information required by Form 10-SB, including the class of securities to be registered and the section of the Exchange
Act under which the class is to be registered. Also, with a view towards disclosure, please tell us the purpose for filing this registration statement at this time.

Description of Business, page 2


2. We note your disclosure in note 3 on page 18 that you were incorporated by Tiger Team Technologies, Inc. Please expand your disclosure in this section to disclose the date and reason for your parent`s name change.

3. Please revise to explain Fresh Veg Broker`s business purpose for the August 2004 spin off.

4. Please revise to clarify whether you currently hold a PACA license to operate as a broker, when such license was obtained and its duration. If you do not currently hold a license, please disclose this fact and discuss the applicable requirements under the PACA.

5. Please provide support for your statement that "Selling Broker" is a "recognized classification" under the PACA.

6. You state that your "main" job of "Selling Broker" is a recognized classification under the PACA. Please expand your disclosure to describe other aspects of your business.

7. Please expand your disclosure to explain the significance of your classification under the PACA as a fully accredited brokerage business. Address how this classification is obtained, including what, if any, criteria must be met to obtain it, and any material limitations such classification imposes on your business activities.

8. Disclose the qualifications of your inspector to "guarantee" high levels of quality. Explain whether there are established industry criteria for measuring quality and whether the level of quality guaranteed by your inspector conforms to such criteria.

9. If true, please disclose prominently that the transaction discussed in the sixth paragraph is the only transaction you have conducted since inception. Where you refer to other business like years of experience and multiple suppliers, please clarify that you are not describing the experience of Golden Valley.

10. Clarify how you know that your competitors do not inspect produce.

11. Please describe in greater detail the nature and material terms of your alliance with Freymiller Trucking. Disclose whether your arrangement with Freymiller is in writing. File the agreement.

12. Please clarify whether the customers you cite on page 3 are customers of Golden Valley.

13. Please disclose any geographic scope of your business. For example, if you focus on central California customers, please clarify your disclosure accordingly.

14. Please reconcile your statement that you have no employees with your statement on page 2 about "our inspector."

Regulation, page 3


15. Please confirm, and provide us evidence, that your accreditation with the U.S. Department of Agriculture is current.


Management`s Discussion and Analysis, page 3


16. Please describe the material terms of the $50,000 loan from Adavco, Inc. Disclose whether the agreement is in writing and, if so, please file as an exhibit.

17. Clarify what you mean by a loan for your "first 18 months and for the next 12 months." Is this a loan to fund your first 30 months, or did you receive two loans?

18. Please expand your discussion of potential future business models to provide a more detailed description of your anticipated timing for these models and the feasibility of each model given your current operations and resources.

19. Please describe the basis for your disclosure of a $15,000 cash
requirement.   See Regulation S-B Item 10(d)(3).

Marketing, page 3


20. We note that you have only conducted one transaction since inception. In various places throughout your document your disclosure seems to indicate that you have conducted numerous transactions. For example, we note the reference in the first paragraph on page 3 to happy "customers" and in the following paragraph to "most of our brokerage deals." Please revise the disclosure throughout your document to clarify that you have only conducted one transaction with a single customer.

Directors, page 5


21. Please disclose the nature of Andes River`s business. Also, with a view toward disclosure, please tell us whether you compete with Bakersfield Produce & Distributing and how you allocate business opportunities between that company, Tiger Team and Golden Valley.

22. Please tell us why your directors` background does not explain their experience with Fresh Veg Broker.com, Tiger Team, and Adavco mentioned on page 3.

Certain Relationships and Related Transactions, page 6


23. We note that you utilize office space provided by a related party on a rent-free, month to month basis. Please provide appropriate disclosure in this section.

Voting rights, page 6


24. Disclose the number of votes per share.


Market Price, page 7


25. Please clarify why none of your shares may be sold pursuant to Rule 144.


Recent Sales of Unregistered Securities, page 7


26. We note your disclosure that on July 26, 2004 you "sold" 40 million shares of common stock to Fresh Veg Broker.com in exchange for a business plan valued at $40,000. In Note 3, you disclose that
Tiger Team Technologies "issued itself" 40 million shares at your inception. Please revise your disclosure to clarify how Tiger Team
(formerly Fresh Veg Broker.com) acquired the shares it distributed to its shareholders. File the agreements related to the transactions.

27. Please tell us why the spin off was not registered under the Securities Act.


Indemnification, page 7


28. The disclosure required by Regulation S-B Item 702 should not be qualified by "knowledge." Please revise.

Financial Statements, page 8

General

29. Update the financial statements in accordance with Item 310(g) of
Regulation S-B. Please include any comparable interim periods of the preceding fiscal year with your updated interim statements of income and cash flows.

Statements of Expenses, page 9

30. Please tell us why this Statement does not include any interest expense during the periods presented. We note your audited
Statement
of Income does include interest expense. Revise this Statement as necessary to include any interest expense incurred on your debt during the interim periods.

Note 1 - Basis of Presentation, page 11


31. We note your reference to your "latest annual report filed with the SEC on Form SB-2." Please tell us the file number and filing date of this registration statement.


Statement of Income, page 14

32. Please revise this Statement to disclose basic and diluted earnings per share as required by FASB Statement 128.





Notes to Financial Statements, page 17

Note 1 Summary of Significant Accounting Policies, page 17

General

33. It appears from disclosures in the "Marketing" section on page
4
you incur advertising expenses. Please revise this Note to disclose your accounting policy for these expenses. We assume it complies with SOP 93-7.

Revenue Recognition, page 17

34. Your revenue recognition policy is too generic.  Please tell us
and revise the note to explain the brokerage transaction and when, in
the brokerage transaction, revenues are actually recognized.  We note
you inspect the commodity before shipment. Are there acceptance provisions in your contracts that would affect revenue recognition?
35. In a related matter, we note disclosures herein indicate you act
as a broker without assuming the risks and rewards of ownership of
the goods, therefore sales are reported on a net basis.   It
appears
to us you have recorded transactions on a gross basis given disclosures on page 2 that "you bought hay for $35,568 and then sold it for $43,568, for a profit of exactly $8,000". Please tell us how you comply with EITF 99-19. Also, revise the filing as necessary to clarify a reader`s understanding of how you present revenue transactions in your financial statements and to eliminate the referenced confusing disclosures. We may have further comments after reviewing your response and revisions.

Note 3 - Common Stock, page 18

36. Please reconcile your disclosure to the information provided under paragraph 4 of Certain Relationships and Related Parties, page
6, wherein you indicate a business plan was purchased from Fresh
Veg
Broker.com, Inc for 40,000,000 Common shares. Tell us and revise the filing to explain the following:
* the methods and assumptions used to value the stock,
* how you accounted for the transaction (discuss how SAB Topic
5(G)
impacts your required accounting) and
* the reason the share issuance resulted in a debit to additional paid in capital in an amount equal to the value of the stock issued.

Revise the filing as necessary based on our comment. We may have further comments after reviewing your response and revisions.

Note 5 - Commitments, page 18

37. We see you disclose you are using office space provided by a related party on a rent-free, month to month basis. Please tell us why your financial statements do not reflect an expense for the fair value of the monthly rent with an offsetting entry to donated capital. Note the guidance at SAB Topic 1(B)(1) requires the financial statements to include all costs of doing business.

Index to Exhibits, page 19


38. We note that Exhibit 3 (Bylaws) is incorporated by reference.
It
is unclear why two sets of bylaws are filed as exhibits. Please clarify, and identify the document from which this exhibit is incorporated by reference.


* * * * *

       As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Dennis Hult at (202) 551-3618 or Jay Webb, Accounting Reviewer, at (202) 551- 3603 if you have questions regarding comments on the financial statements and related matters.
Please contact Eduardo Aleman at (202) 551-3646 or me at (202)
551-
3617 with any other questions.


      Sincerely,



      Russell Mancuso
      Branch Chief



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H. Arthur Davis
Golden Valley Development, Inc.
December 22, 2005
Page 1